Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

							Year
					Six Months Ended		Ended
	Fiscal Year Ended June 30,				December 31,		Dec. 31,
	2002	2003	2004	2005	2004	2005	2006
EARNINGS:
Income (loss) before income tax expense	$78,984	$77,660	$46,157	$99,102	$32,551	$80,223	$(116,645)
Add: Fixed charges	2,967	14,375	13,161	12,993	6,454	6,547	13,026

Earnings as defined	$81,951	$92,035	$59,318	$112,095	$39,005	$86,770	$(103,619)

FIXED CHARGES:
Interest expense	$1,376	$10,038	$8,663	$8,488	$4,244	$4,253	$8,488
Amortization of deferred financing fees	—	2,542	2,145	2,152	1,080	1,080	2,168

Interest expense as reported	1,376	12,580	10,808	10,640	5,324	5,333	10,640
Portion of rent expense as interest	1,591	1,795	2,353	2,353	1,129	1,214	2,386

Fixed charges as defined	$2,967	$14,375	$13,161	$12,993	$6,453	$6,547	$13,026

Ratio of earnings to fixed charges	27.6x	6.4x	4.5x	8.6x	6.0x	13.3x	(8.0)x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.